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Via EDGAR Kim McManus Senior Counsel Office of Real Estate and Commodities U.S. Securities and Exchange Commission 100 F. Street, N.E.	MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Washington, D.C. 20549-3628

Re:                        Quality Care Properties, Inc.
Amendment No. 3 to Form 10-12B
Filed October 4, 2016
File No. 001-37805

Dear Ms. McManus:

On behalf of Quality Care Properties, Inc. (the “Company” or “QCP”), set forth below are responses to the comments from the Staff (the “Staff”) of the United States (“U.S.”) Securities and Exchange Commission (the “Commission”) received by letter, dated October 12, 2016 (the “Comment Letter”), relating to the Company’s Amendment No. 3 to the registration statement on Form 10 (File No. 001-37805) that was filed on October 4, 2016 (the “Registration Statement”), including as Exhibit 99.1 an Information Statement (the “Information Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 4 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the October 4, 2016 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

Kim McManus

U.S. Securities and Exchange Commission

October 12, 2016

Summary, page 1

1.                                    Please remove the statements that “the Company has not verified this information through an independent investigation or otherwise” and that “the Company cannot assure the reader of its accuracy.” It is not appropriate to disclaim responsibility for any of the information included in your registration statement.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 1 to remove all statements relating to the HCR ManorCare, Inc. information, including the statements that “the Company has not verified this information through an independent investigation or otherwise” and that “the Company cannot assure the reader of its accuracy.”

Funds Available for Distribution, page 103

2.                                    We note your response to our prior comment 6 in our letter dated August 25, 2016. Within your amended filing please include explanations for significant straight-line rent fluctuations for the periods presented.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Information Statement on page 103 to include explanations for the significant straight-line rent fluctuations for the periods presented as follows:

Fluctuation for the year ended December 31, 2014 vs. the year ended December 31, 2013

Straight-line rents decreased by $17.1 million to $79.3 million for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily as a result of the 3.5% annual rent escalator in the Master Lease.

Fluctuation for the year ended December 31, 2015 vs. the year ended December 31, 2014

Straight-line rents increased by $39.7 million to $119.0 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in straight-line rents was primarily the result of the HCRMC Lease Amendment, more specifically: (i) an $8.7 million increase related to the term extension of five years and (ii) a $31 million increase due to the Deferred Rent Obligation under the Master Lease (see Note 4 to the Annual Financial Statements).

Fluctuation for the six months ended June 30, 2016 vs. the six months ended June 30, 2015

Straight-line rents decreased by $52.6 million to $0.1 million for the six months ended June 30, 2016 compared to the six months ended June 30, 2015. The decrease in straight-line rents was primarily related to a $50.8 million decrease from the change in income recognition to a cash basis method of accounting for the Master Lease in January 2016 (see Note 4 to the Interim Financial Statements).

Kim McManus

U.S. Securities and Exchange Commission

October 12, 2016

Exhibits

3.                                    We note that you have filed your Form of Articles of Amendment and Restatement of Quality Care Properties, Inc. Please also file the Articles of Incorporation as currently in effect. Please refer to Item 601(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, there has been filed with the Exhibit Index to Amendment No. 4 to the Registration Statement the Articles of Incorporation, as amended, and Bylaws as currently in effect.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sincerely,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:                              Daniel L. Gordon, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Troy E. McHenry, Esq., Executive Vice President, General Counsel and Corporate Secretary

HCP, Inc.

Mark Ordan, Chief Executive Officer

Quality Care Properties, Inc.

Joseph A. Coco, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP